Exhibit 99.1

NOTICE AND MANAGEMENT PROXY CIRCULAR

FOR THE
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOVEMBER 30, 2009

October 26, 2009

Lorus Therapeutics Inc.
Notice of 2009 Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders of Lorus Therapeutics Inc. (the “Corporation”) will be held at The St. Andrew's Club & Conference Centre, 150 King Street West, 16th Floor (Conservatory Lounge), Toronto, Ontario on Monday, November 30, 2009 at 10:00 a.m. (Toronto time).

What the Meeting is About

We will be covering five items of business at the Meeting:

1.	receiving the financial statements of the Corporation for the financial year ended May 31, 2009, including the auditors' report;

2.	electing directors;

3.	appointing KPMG LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4.
considering, and if deemed advisable, passing a resolution approving the adoption of an alternate compensation plan as more specifically set out in Appendix “A” of the accompanying Management Proxy Circular (the “Circular”); and

5.
considering and, if deemed appropriate, adopting, with or without variation, a special resolution (the full text of which is reproduced as Appendix “B” of the Circular) for an amendment to the Corporation’s articles of incorporation to consolidate its issued and outstanding common shares (the “Shares”) on the basis of a ratio within the range of one post-consolidation Share for every 10 (ten) pre-consolidation Shares to one post-consolidation Share for every 50 (fifty) pre-consolidation Shares, with the ratio to be selected and implemented by the Board of Directors in its sole discretion, if at all, at any time prior to November 30, 2010.

The Meeting may also consider other business that properly comes before the Meeting or any adjournment of the Meeting. The Circular accompanying this notice of Meeting provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

You have the right to vote

You are entitled to receive notice of and vote at the Meeting, or any adjournment, if you were a holder of Shares of the Corporation on October 30, 2009.

You have the right to vote your Shares on items 2, 3, 4 and 5 listed above and any other items that may properly come before the Meeting or any adjournment.

Your vote is important

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Canada M5J 2Y1, so as to arrive not later than 10:00 a.m. on Thursday, November 26, 2009 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

“Aiping Young”
Aiping Young
President and Chief Executive Officer

Toronto, Canada
October 26, 2009

MANAGEMENT PROXY CIRCULAR

OCTOBER 26, 2009

PROXY INFORMATION

Solicitation Of Proxies

The information contained in this management proxy circular (the “Circular”) is furnished in connection with the solicitation of proxies to be used at the annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Shares”) of Lorus Therapeutics Inc. (the “Corporation”, “Lorus”, “we” or “our”) to be held on Monday, November 30, 2009 at 10:00 a.m. (Toronto time) at the St. Andrew's Club & Conference Centre, 150 King Street West, 16th Floor (Conservatory Lounge), Toronto, Ontario and at all adjournments thereof, for the purposes set forth in the accompanying notice of Meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers, employees or agents of the Corporation. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation. The total cost of the solicitation will be borne by Lorus. The information contained in this Circular is given as at October 26, 2009 except where otherwise noted.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Circular contains forward-looking statements within the meaning of securities laws relating to our ability to obtain capital or expectations regarding future financing activities Such statements include, but are not limited to the Corporation’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others. See our 2009 Annual Information Form for additional information.

ABOUT VOTING YOUR SHARES

Appointment of Proxies

This is the easiest way to vote. Voting by proxy means that you are giving the person or people named on your proxy form (the “proxyholder”) the authority to vote your shares for you at the Meeting or any adjournment. A proxy form is included with the Circular.

The persons named on the proxy form will vote your Shares for you, unless you appoint someone else to be your proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote your shares. If you want to appoint someone else, you can insert that person's name in the blank space provided in the form of proxy. That other person does not need to be a Shareholder of the Corporation.

If you are voting your Shares by proxy, our transfer agent, Computershare Investor Services Inc. (“Computershare”), must receive your completed proxy form by 10:00 a.m. (Toronto time) on Thursday, November 26, 2009 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

Registered Shareholders

You are a registered Shareholder if your name appears on your Share certificate. Your proxy form tells you whether you are a registered Shareholder.

Non-Registered (or Beneficial) Shareholders

You are a non-registered (or beneficial) Shareholder if your bank, trust company, securities broker or other financial institution holds your shares for you (your nominee). For most of you, your voting instruction form or proxy tells you whether you are a non-registered (or beneficial) Shareholder.

In accordance with Canadian securities law, we have distributed copies of the notice of Meeting, this Circular and the form of proxy (collectively, the “meeting materials”) to CDS Clearing and Depository Services Inc. and intermediaries (such as securities brokers or financial institutions) for onward distribution to those non-registered or beneficial Shareholders to whom we have not sent the meeting materials directly.  We previously mailed to those who requested them, the audited financial statements of the Corporation for the year ended May 31, 2009 and the auditors' report thereon as well as management's discussion and analysis.

The intermediaries are required to forward meeting materials to non-registered or beneficial Shareholders unless a non-registered or beneficial Shareholder has waived the right to receive them. Very often, intermediaries will use a service company such as Broadridge Investor Communication Solutions to forward the meeting materials to non-registered or beneficial Shareholders.

Non-registered or beneficial Shareholders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit non-registered or beneficial Shareholders to direct the voting of the Shares they beneficially own. Non-registered or beneficial Shareholders should follow the procedures set out below, depending on what type of form they receive.

A.
Voting Instruction Form. In most cases, a non-registered Shareholder will receive, as part of the meeting materials, a voting instruction form. If the non-registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered Shareholder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered Shareholder's behalf), the non-registered Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the non-registered Shareholder.

or

B.
Form of Proxy. Less frequently, a non-registered Shareholder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile or stamped signature), which is restricted as to the number of Shares beneficially owned by the non-registered Shareholder but which is otherwise uncompleted. If the non-registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered Shareholder's behalf), the non-registered Shareholder must complete the form of proxy and deposit it with Computershare, 100 University Avenue, 8th Floor Toronto, Canada, M5J 2Y1 as described above. If a non-registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered Shareholder's behalf), the non-registered Shareholder must strike out the names of the persons named in the proxy and insert the non-registered Shareholder's (or such other person's) name in the blank space provided.

Non-registered Shareholders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Changing Your Vote

A registered Shareholder who has given a proxy may revoke that proxy by:

(a)	completing and signing a proxy bearing a later date and depositing it with Computershare as described above;

(b)	depositing an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing:

(i)
at our registered office at any time before 10:00 a.m. on Thursday, November 26, 2009, or 48 hours (not including Saturdays, Sundays and holidays) before any adjournment of the Meeting at which the proxy is to be used, or

(ii)	with the chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or

(c)	in any other manner permitted by law.

A non-registered or beneficial Shareholder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary or to the Corporation, as the case may be, at any time by written notice to the intermediary or the Corporation, except that neither an intermediary nor the Corporation is required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by such intermediary or the Corporation, at least seven (7) days prior to the Meeting.

VOTING OF PROXIES

You can choose to vote “For”, “Against” or “Withhold”, depending on the items listed on the proxy form.

When you sign the proxy form, you authorize the management representatives named in the proxy form to vote your Shares for you at the Meeting according to your instructions.

If you return your proxy form and do not tell us how you want to vote your Shares, your Shares will be voted by the management representatives named in the proxy form as follows:

•      FOR the election of the directors nominated for election as listed in this Circular;

•      FOR the appointment of KPMG LLP as auditors of the Corporation;

•      FOR the approval of the adoption of an alternate compensation plan; and

•
FOR the approval of an amendment to the Corporation’s articles of incorporation to consolidate its issued and outstanding Shares on the basis of a ratio within the range of one post-consolidation Share for every 10 (ten) pre-consolidation Shares to one post-consolidation Share for every 50 (fifty) pre-consolidation Shares, with the ratio to be selected and implemented by the Board of Directors in its sole discretion, if at all, at any time prior to November 30, 2010.

The enclosed form of proxy confers discretionary authority upon the management representatives designated in the form of proxy with respect to amendments to or variations of matters identified in the notice of Meeting and with respect to other matters that may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On October 26, 2009, we had outstanding 257,009,677 Shares. Each holder of Shares of record at the close of business on October 30, 2009, the record date established for notice of the Meeting, will be entitled to one vote for each Share held on all matters proposed to come before the Meeting, except to the extent that the Shareholder has transferred any Shares after the record date and the transferee of such Shares establishes ownership of them and makes a written demand, not later than 10 days prior to the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such Shares.

To the knowledge of Lorus' directors and executive officers, no single person or entity beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the votes attached to all the outstanding Shares, other than High Tech Beteiligungen GmbH & Co. KG (“High Tech”) that, according to information furnished to the Corporation, holds 36,362,500 Shares or approximately 14% of the Shares outstanding and Mr. Herbert Abramson and his affiliated company Technifund Inc. that, according to information furnished to the Corporation, holds  25,826,615 Shares or approximately 10% of the Shares outstanding.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.   Appointment and Remuneration of Auditors

Unless you have specified in the enclosed form of proxy that the votes attaching to the Shares represented by the proxy are to be withheld with respect to the appointment of auditors, on any ballot that may be called for in the appointment of auditors, the management representatives designated in the enclosed form of proxy intend to vote the Shares in respect of which they are appointed proxy FOR the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of Shareholders, and authorizing the directors to fix the remuneration of the auditors.

2.   Election of Directors

Unless they resign, all directors elected at the Meeting will hold office until our next annual meeting of Shareholders or until their successors are elected or appointed.

Unless you have specified in the enclosed form of proxy that the votes attaching to the Shares represented by the proxy are to be withheld with respect to the election of directors, on any ballot that may be called for in the election of directors, the management representatives designated in the enclosed form of proxy intend to vote the Shares in respect of which they are appointed proxy FOR the election as directors of the proposed nominees whose names are set forth below.

Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the management representatives designated in the enclosed form of proxy may vote for another nominee at their discretion.

Pursuant to the articles of the Corporation, the number of directors of the Corporation is set at a minimum of three and a maximum of eleven and the directors are authorized to determine the actual number of directors to be elected from time to time.

The Corporation currently has six directors, and is proposing six directors for nomination.

The following table sets out for all persons proposed to be nominated by management for election as director, the name and place of residence, all major positions and offices with the Corporation now held by them, the period during which they have served as directors of the Corporation, their present principal occupation and principal occupation for the preceding five years, and the number of Shares beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as at October 26, 2009.

The Corporation has an Audit Committee, a Corporate Governance and Nominating Committee and a Compensation Committee. The members of these committees are indicated in the table below.

Name Of Director, Province/State and Country of Residence	Director Since	Present Principal Occupation or Employment	No. of Shares Beneficially Owned, Controlled or Directed

HERBERT ABRAMSON(1) (3) Ontario, Canada	Director July 2007	Chairman, CEO and Portfolio Manager, Trapeze Capital Corp. (investment dealer/portfolio manager) Chairman and Portfolio Manager, Trapeze Asset Management Inc. (investment counselor)	25,826,615 and 7,598,916 warrants(5) to purchase Shares
DR. DENIS BURGER(1) (2) Oregon, United States	Director September 2007	Executive Chairman, BioCurex, Inc. (2009 to present) President, Yamhill Valley Vineyards, Inc. Retired, serving on several Boards of Directors (2007 to 2009) Chairman and CEO of AVI BioPharma, Inc. (1992-2007) (biopharmaceutical using gene-targeted therapeutics to interfere with ribosomal translation)	59,620
GEORG LUDWIG(1) (4) Eschen, Liechtenstein	Director September 2006	Managing Director, ConPharm Anstalt (2005 to present) (consulting and managing company for life science funds) Managing Director, High Tech Private Equity (2000 to 2004) (general partner of High Tech)	36,362,500 and 3,636,250 warrants(5) to purchase Shares
DR. MARK D. VINCENT (3) Ontario, Canada	Director September 2007
Chief Executive Officer, Sarissa Inc.
(biotechnology company focused on development of targeted products for the therapeutic manipulation of gene expression)

Physician; medical oncologist
London Regional Cancer Program Cancer Care Ontario
Nil
DR. JIM A. WRIGHT (2) Ontario, Canada	Director, October 1999
Chief Executive Officer of NuQuest Bio Inc. (2006 to present)
(start-up biotechnology company with the intention of developing novel therapies for treatment of life threatening diseases)

President and Chief Executive Officer, Lorus (1999 to 2006)
4,639,791 and 100,125 warrants(5) to purchase Shares
DR. AIPING YOUNG Ontario, Canada	Director, President and Chief Executive Officer, October 2006	President and Chief Executive Officer of the Corporation (2006 to present) Chief Operating Officer, Lorus (2003 to 2006)	677,520 and 60,000 warrants(5) to purchase Shares

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)
Pursuant to a subscription agreement with High Tech dated July 13, 2006, as amended, for as long as High Tech owns shares of the Corporation, it is entitled to put forward a board nominee.  Georg Ludwig is the nominee of High Tech.

(5)
Warrants to purchase Shares were acquired pursuant to a rights offering completed on August 7, 2008.  Each warrant represents the right to acquire a Share at an exercise price of $0.18. These warrants will expire on August 7, 2010.

The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.

3.   Adoption of an Alternate Compensation Plan

The Corporation proposes to implement an alternate compensation plan (the “ACP”) which will enable it to meet its obligations to pay directors’ fees, salary and performance bonuses to certain employees in the form of Shares. The ACP will permit the Corporation to, in circumstances considered appropriate by the Board of Directors (the “Board”), encourage the ownership of equity of the Corporation by its directors and senior employees (“Participants”), enhance the Corporation’s ability to retain key personnel and reward significant performance achievements while preserving the cash resources of the Corporation.

Unless you have specified in the enclosed form of proxy that the votes attaching to the Shares represented by the proxy are to be against the adoption of an alternate compensation plan, on any ballot that may be called for in the adoption of an alternate compensation plan, the management representatives designated in the enclosed form of proxy intend to vote the Shares in respect of which they are appointed proxy FOR the adoption of an alternate compensation plan as set out in Appendix “A”.

The Compensation Committee of the Board (the “Compensation Committee”), or such other committee designated by the Board, will administer the ACP. The Board retains the final decision making authority to determine the amount, if any, of any grant of Shares made under the ACP.

Under the ACP, Participants will have the option of receiving director’s fees, salary, bonuses or other remuneration, as applicable (“Remuneration”) by the allotment and issuance from treasury of such number of Shares as will be equivalent to the cash value of the Remuneration determined by dividing the Remuneration by the weighted average closing Share price for the five (5) trading days prior to payment date (the “5-day VWAP”).  The issue price of Shares issued under the ACP shall be the 5-day VWAP.

The Compensation Committee may at any time during the period between annual meetings of Shareholders of the Corporation recommend the allotment and issuance of Shares from treasury in satisfaction of Remuneration otherwise payable in cash, in arrears to Participants.

The Board will not be obliged to allot and issue Shares to Participants. However, if the Board elects to meet the Corporation’s Remuneration obligations to satisfy through the allotment and issuance of Shares, it will do so by passing a resolution allotting and issuing the appropriate number of Shares only if and when the criteria for payment of the related performance bonus has been met.

The maximum number of Shares reserved for issuance under the ACP, when combined with the Stock Option Plans described under “Equity Compensation Plan Information” section, will not exceed 15% of the Corporation’s issued and outstanding Shares at any given time.

The Board may amend, suspend or terminate the ACP without Shareholder approval after obtaining any required approval of any applicable regulatory authority. The Board may not, however, without Shareholder approval, make amendments to the ACP that:

(a)	result in an increase in the maximum number of Shares that may be issued;
(b)	result in an increase to the 10% limit on grants to insiders under all securities based compensation arrangements; and
(c)	amend the amendment procedures of the ACP.

A simple majority of votes cast at the Meeting is required to approve the resolution relating to the adoption of the ACP. The Corporation requests Shareholders to consider and if deemed advisable, approve a resolution in the form set out below.

“BE IT RESOLVED as an ordinary resolution of the Corporation that:

1.	the alternate compensation plan (the “ACP”), in the form attached as Appendix “A”, is adopted and approved; and

2.
any director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute, or cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered such certificates, instruments, agreements, notices and other documents, and to do or cause to be done all such other acts and things as such director or officer determines to be necessary or desirable in connection with the foregoing, such determination to be conclusively evidenced by the execution of such document, agreement or instrument or the doing of any such act or filing.”

4.   Share Consolidation

Shareholders are being asked to consider and, if thought fit, approve the special resolution set forth in Appendix “B” hereto, approving an amendment to the Corporation’s articles of incorporation to consolidate its issued and outstanding Shares (the “Share Consolidation”). If the special resolution is approved, our Board will have the authority, in its sole discretion, to select the exact consolidation ratio, provided that (i) the ratio may be no smaller than one post-consolidation Share for every 10 (ten) pre-consolidation Shares and no larger than one post-consolidation Share for every 50 (fifty) pre-consolidation Shares, and (ii) the number of pre-consolidation Shares in the ratio must be a whole number of Shares. Approval of the special resolution by holders of Shares would give the Board authority to implement the Share Consolidation at any time prior to November 30, 2010 subject to any required regulatory approvals. In addition, notwithstanding approval of the proposed Share Consolidation by Shareholders, the Board, in its sole discretion, may revoke the special resolution, and abandon the Share Consolidation without further approval or action by or prior notice to Shareholders.

Unless you have specified in the enclosed form of proxy that the votes attaching to the Shares represented by the proxy are to be against the adoption of the special resolution to permit the Share Consolidation, on any ballot that may be called for in the special resolution to permit the Share Consolidation, the management representatives designated in the enclosed form of proxy intend to vote the Shares in respect of which they are appointed proxy FOR the special resolution to permit the Share Consolidation as set out in Appendix “B”.

To be effective the Share Consolidation must be approved by not less than 66.66% of the votes cast by holders of Shares present in person or represented by proxy and entitled to vote at the Meeting.

The background to and reasons for the Share Consolidation, and certain risks associated with the Share Consolidation and related information, are described below.

Background to and Reasons for the Share Consolidation

The current financial position of the Corporation necessitates that it avail itself of all reasonable opportunities to seek additional financing on a timely basis.  The management of the Corporation is of the view that both the number of Shares outstanding and the current market price of the Shares limit the ability of the Corporation to attract significant investors, especially in the United States.  The Corporation believes that a higher anticipated Share price may meet investing guidelines for certain institutional investors and investment funds that are currently prevented under their investing guidelines from investing in the Shares at current price levels. The Corporation also believes that a higher Share price may provide it with the ability to obtain a United States stock exchange listing for its Shares should the opportunity arise and the Board determines that it is in the best interest of the Corporation.

•	Reduction of Shareholder transaction costs
Shareholders may benefit from relatively lower trading costs associated with a higher Share price. It is likely that many investors pay commissions based on the number of Shares traded when they buy or sell Shares. If the Share price were higher, investors may pay lower commissions to trade a fixed dollar amount than they would if the Share price is lower; and

•	Improved trading liquidity
The combination of potentially lower transaction costs and increased interest from investors could ultimately improve the trading liquidity of the Shares.

Our Board believes that Shareholder approval of a range of potential consolidation ratios (rather than a single consolidation ratio) would provide the Board with the flexibility to achieve the desired results of the Share Consolidation. If the special resolution is approved, the Share Consolidation would be implemented, if at all, only upon a determination by our Board that it is in the best interests of the Corporation at that time. In connection with any determination to implement a consolidation, our Board will set the timing for such consolidation and select the specific ratio from within the range of ratios set forth in the special resolution. The Board’s selection of the specific ratio would be based primarily on the price level of the Shares at that time and the expected stability of that price level. Currently, our Board believes that an initial post-consolidation price in the range of $1.00 to $5.00 per Share would be an appropriate initial price level for the Shares.  However, the Board may, in its sole discretion, select a ratio from within the range set forth in the special resolution that would be expected to result in an initial post-consolidation Share price that is above or below this range. No further action on the part of Shareholders would be required in order for the Board to implement the Share Consolidation.

If our Board does not implement the Share Consolidation before November 30, 2010, the authority granted by the special resolution to implement the Share Consolidation on these terms would lapse and be of no further force or effect. The special resolution also authorizes the Board to elect not to proceed with, and abandon, the Share Consolidation at any time if it determines, in its sole discretion, to do so. The Board would exercise this right if it determined that the Share Consolidation was no longer in the best interests of the Corporation and its Shareholders. No further approval or action by or prior notice to Shareholders would be required in order for the Board to abandon the Share Consolidation.

Certain Risks Associated with the Share Consolidation

•	The Corporation's total market capitalization immediately after the proposed consolidation may be lower than immediately before the proposed consolidation.
There are numerous factors and contingencies that could affect the Share price following the Share Consolidation, including the status of the market for the Shares at the time, the Corporation's reported results of operations in future periods, and general economic, geopolitical, stock market and industry conditions.

•
A decline in the market price of the Shares after the Share Consolidation may result in a greater percentage decline than would occur in the absence of a consolidation, and the liquidity of the Shares could be adversely affected following such a consolidation.

If the Share Consolidation is implemented and the market price of the Shares declines, the percentage decline may be greater than would occur in the absence of the consolidation. The market price of the Shares will, however, also be based on the Corporation’s performance and other factors, which are unrelated to the number of Shares outstanding. Furthermore, the reduced number of Shares that would be outstanding after the Share Consolidation could adversely affect the liquidity of the Shares.

•
The consolidation may result in some Shareholders owning “odd lots” of less than 100 Shares on a post-consolidation basis which may be more difficult to sell, or require greater transaction costs per Share to sell.

The Share Consolidation may result in some Shareholders owning “odd lots” of less than 100 Shares on a post-consolidation basis. Odd lots may be more difficult to sell, or require greater transaction costs per Share to sell, than Shares in “board lots” of even multiples of 100 Shares.

These are only some of the risks associated with the Share Consolidation.  Further risks regarding the Corporation are set out in the our annual information form found at www.sedar.com

No Fractional Shares to be Issued

No fractional Shares will be issued in connection with the Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, such fraction will be rounded down to the nearest whole number.

Principal Effects of the Share Consolidation

If approved and implemented, the Share Consolidation will occur simultaneously for all of the Shares and the consolidation ratio will be the same for all of such Shares. The consolidation will affect all Shareholders uniformly. Except for any variances attributable to fractional shares, the change in the number of issued and outstanding Shares that will result from the Share Consolidation will cause no change in the capital attributable to the Shares and will not materially affect any Shareholders’ percentage ownership in the Corporation, even though such ownership will be represented by a smaller number of Shares.

In addition, the Share Consolidation will not affect any Shareholder’s proportionate voting rights. Each Share outstanding after the Share Consolidation will be entitled to one vote and will be fully paid and non-assessable.  The principal effects of the consolidation will be that:

•	Reduction in number of Shares outstanding
The number of Shares issued and outstanding will be reduced from approximately 257,000,000 Shares as of October 26, 2009 to between approximately 5,140,000 and 25,700,000 Shares, depending on the ratio selected by our Board; and

•	Reduction in number of Shares reserved for issuance under Stock Option Plans and Warrants
The numbers of Shares reserved for issuance under the Corporation’ Stock Option Plans and the number of Warrants to purchase Shares will be reduced proportionately based on the consolidation ratio selected by our Board.

Effect on Non-registered Shareholders

Non-registered Shareholders holding their Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Share Consolidation than those that will be put in place by the Corporation for registered Shareholders. If you hold your Shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

Effect on Share Certificates

If the proposed Share Consolidation is approved by Shareholders and implemented, registered Shareholders will be required to exchange their share certificates representing pre-consolidation Shares for new share certificates representing post-consolidation Shares. Following the announcement by the Corporation of the consolidation ratio selected by our Board and the effective date of the Share Consolidation, registered Shareholders will be sent a letter of transmittal from the Corporation’s transfer agent, Computershare, as soon as practicable after the effective date of the Share Consolidation. The letter of transmittal will contain instructions on how to surrender your certificate(s) representing your pre-consolidation Shares to the transfer agent. The transfer agent will forward to each registered Shareholder who has sent the required documents a new share certificate representing the number of post-consolidation Shares to which the Shareholder is entitled.

Until surrendered, each share certificate representing pre-consolidation Shares will be deemed for all purposes to represent the number of whole post-consolidation Shares, to which the holder is entitled as a result of the Share Consolidation.

Shareholders should not destroy any share certificate(s) and should not submit any share certificate(s) until requested to do so.

Procedure for Implementing the Share Consolidation

If the Shareholders approve the special resolution and our Board decides to implement the Share Consolidation, the Corporation will promptly file articles of amendment with the Director under the Canada Business Corporations Act (“CBCA”) in the form prescribed by the CBCA to amend the Corporation’s articles of incorporation. The Share Consolidation will become effective on the date shown in the certificate of amendment issued by the Director under the CBCA or such other date indicated in the articles of amendment provided that, in any event, such date will be prior to November 30, 2010.

No Dissent Rights

Under the CBCA, Shareholders do not have dissent and appraisal rights with respect to the proposed Share Consolidation. The text of the special resolution, which will be submitted to Shareholders at the Meeting, is set forth in Appendix “B” to this proxy circular.

For the reasons indicated above, our Board and management of the Corporation believe that the proposed Share Consolidation may be in the best interests of the Corporation and its Shareholders and, accordingly, recommend that Shareholders vote for the special resolution attached as Appendix “B” hereto.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Composition of the Compensation Committee

The Board, upon the advice of the Compensation Committee, determines executive compensation. During the period from June 1 to October 2, 2008 the Compensation Committee was comprised of three directors, Mr. Steigrod (former director of the Corporation), Dr. Burger and Ms. Koppy (former director of the Corporation). From October 2, 2008 to present, the Compensation committee is comprised of Dr. Burger and Dr. Wright. Dr. Burger is chair of the Compensation Committee. The Compensation Committee met three times during the above noted period.

Compensation Objectives and Philosophy

The Compensation Committee's mandate is to review and advise the Board on the recruitment, appointment, performance, compensation, benefits and termination of executive officers. The Compensation Committee also administers and reviews procedures and policies with respect to our 1993 and 2003 Stock Option Plans, employee benefit programs, pay equity and employment equity and reviews executive compensation disclosure where it is publicly disclosed.

The market for biotechnology companies in the development phase has been extremely challenging throughout fiscal 2009 and it has been negatively impacted further by the deterioration of the capital markets late in calendar 2008 and continuing in 2009.  The Compensation Committee has taken these factors into consideration when recommending the compensation for Named Executive Officers and focuses the assessment on achievement of the corporate objectives described below as being the key value drivers of the Corporation.

Lorus’ executive compensation program is designed to:

•	attract and retain qualified, motivated and achievement-oriented individuals by offering compensation that is competitive in the industry and marketplace;

•	align executive interests with the interests of Shareholders; and

•	ensure that individuals continue to be compensated in accord with their personal performance and responsibilities and their contribution to the overall objectives of the Corporation.

These objectives are achieved by offering executives and employees a compensation package that is competitive and rewards the achievement of both short-term and long-term objectives of the Corporation.   As such, our compensation package consists of three key elements:

•	base salary and initial stock options;

•	short-term compensation incentives to reward corporate and personal performance through potential annual cash bonuses; and

•	long-term compensation incentives related to long-term increase in Share value through participation in the 2003 Stock Option Plan.

Base Salary  - Initial Stock Options

In establishing base salaries, the objective of the Compensation Committee is to establish levels that will enable Lorus to attract and retain executive officers that can effectively contribute to the long-term success of Lorus.  Base salary for each executive officer is a function of the individual's skills, abilities, experience, past performance and anticipated future contribution to the success of Lorus. The Compensation Committee uses their knowledge of the industry and of industry trends to assist with the determination of an appropriate compensation package for each executive officer.  In certain cases, the Compensation Committee may recommend inclusion of automobile allowances, fitness allowances and the payment of certain professional dues as a component of an overall remuneration package for executives.

In certain cases, executive officers may be granted stock options on the commencement of employment with Lorus in accordance with the responsibility delegated to each executive officer for achieving corporate objectives and enhancing Shareholder value in accordance with those objectives.

Short-Term Compensation Incentives

The role of short-term compensation incentives at Lorus is to reward corporate and personal performance.  Each year, the Board approves the annual corporate objectives encompassing scientific, clinical, regulatory, business and corporate development and financial criteria.  The annual cash bonus for the President and Chief Executive Officer and the other executive offices is based, at least in part, on the level of achievement of these annual objectives.  One hundred percent of the President and Chief Executive Officer's and seventy-five percent of the other executive officers’ cash bonus is based on the level of achievement of corporate objectives. The balance of the other executive officers’ bonus is based on achievement of individual/departmental objectives.

All corporate and executive officer objectives are reviewed by the Compensation Committee and approved by the Board.  The Compensation Committee recommends to the Board the awarding of bonuses, payable in cash, stock or stock options, to reward extraordinary individual performance.

For each executive officer, during the year ended May 31, 2009, the potential annual cash bonuses ranged from 15% to 40% of base salary when all corporate and individual executive officer objectives were achieved.

Cash bonuses are determined as soon as practicable after the end of the fiscal year and, for the Named Executive Officers, are included in the Summary Compensation Table in the year in respect of which they are earned.

Long-Term Incentive Plan

The role of long-term compensation incentives at Lorus is to reward an executive’s contribution to the attainment of Lorus’ long-term objectives, align an executive’s performance with the long-term performance of Lorus and to provide an additional incentive for an executive to enhance Shareholder value.  Long-term incentive compensation for directors, officers, employees and consultants is reviewed annually and is accomplished through the grant of stock options under our 2003 Stock Option Plan.

The number options granted for executives of Lorus the year ended May 31, 2009 was based on achievement of both corporate and executive officer objectives. The Compensation Committee approves the allocation of options and options are priced using the closing market price of the Shares on the Toronto Stock Exchange (“TSX”) on the last trading day prior to the date of grant. Options to purchase Shares expire ten years from the date of grant and vest over a term determined by the Compensation Committee. The granting of options to purchase Shares for Named Executive Officers is included in the Summary Compensation Table in the year that they are earned.

Performance Metrics

The performance of the President and Chief Executive Officer and other Named Executive Officers for the 2009 financial year was measured in the following areas:
1.	Maximizing the value of LOR-2040;
2.	Maximizing the value of LOR-253;
3.	Selecting and developing pre-clinically a new lead small molecule drug candidate in preparation for GLP-toxicology program, or in-license one product/technology;
4.	Establishing at least one corporate partnership; and
5.	Equity financing of at least $5 million subject to the Board approval.

Each of the above is weighted 15%, 35%, 20%, 20% and 10% in relation to assessment of satisfaction of overall corporate objective and determination of any general corporate bonuses. In its evaluation, the Board also considered the impact of negotiating the repurchase of the convertible debt on management’s attainment of the objectives during the year and in recognition of the significance of this achievement determined that management receive an overall rating of 100%. Incentive compensation related to the attainment of these objectives will be paid in fiscal 2010. Similar performance metrics were established for the year-ended May 31, 2010 based on the approved business plan for the current year.

PERFORMANCE GRAPH

The following graph illustrates our cumulative total Shareholder return (assuming a $100 investment) for the Shares on the TSX as compared with the S&P/TSX Capped Health Care Index during the period May 31, 2004 to May 31, 2009. From December 23, 1998 to February 23, 2004, the Shares traded on the OTC-BB under the symbol “LORFF”. From February 23, 2004 to October 31, 2008 the Shares were also traded on the American Stock Exchange (now the NYSE Alternext) under the symbol “LRP”.  The Corporation voluntarily delisted its Shares from the American Stock Exchange effective October 31, 2008.

Compensation levels for the Named Executive Officers have not fluctuated to the same degree as shareholder returns. Compensation does not solely reflect consideration of Corporation performance. Instead, compensation is determined in light of an overall compensation package that is considered appropriate in the circumstances.

SUMMARY COMPENSATION TABLE

The following table details the compensation information for the most recent fiscal year of the Corporation, for the President and Chief Executive Officer, the Director of Finance and Acting Chief Financial Officer, the Vice President of Business Development and the Vice President of Research (“NEO” or collectively “Named Executive Officers”):

					Non-equity incentive plan compensation
Name and Principal Position	Fiscal Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Total Compensation ($)

Dr. Aiping Young President and Chief Executive Officer, former Chief Operating	2009	335,236	N/A	115,000	112,320	Nil	562,566
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer(2)	2009	79,376	N/A	34,600	4,935	Nil	118,911
Dr. Saeid Babaei Vice President Business Development	2009	157,269	N/A	34,600	23,670	Nil	215,539
Dr. Yoon Lee Vice President Research	2009	133,587	N/A	34,600	19,080	Nil	187,267

(1)
In determining the fair value of these option awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility of 76%; (iii) risk free interest rate of 3.5%; and (iv) no dividend yield.

(2) Ms. Williams is employed by the Corporation on a part-time basis.

Dr. Young did not receive any compensation for her role as a director of the Corporation.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding to each NEO as at the financial year ended May 31, 2009:

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($) (1)
Dr. Aiping Young	50,000 113,297 150,000 75,000 75,000 75,000 150,000 250,000 283,333	2.50 1.61 0.95 0.95 0.33 1.22 1.17 0.78 0.78	Oct 10, 2010 Dec 17, 2010 Sept 17, 2011 July 6, 2012 Sep 24, 2012 July 15, 2013 Sep 7, 2013 July 20, 2014 July 19, 2015	Nil Nil Nil Nil Nil Nil Nil Nil Nil

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($) (1)
Dr. Aiping Young, continued	50,000 25,000 37,500 56,649 75,000 37,500 37,500 37,500 75,000 87,500 37,500 50,000 104,163 75,000 2,490,000 450,000 900,000 1,500,000	0.26 0.30 0.30 0.30 0.30 0.30 0.30 0.30 0.30 0.30 0.30 0.30 0.30 0.33 0.27 0.22 0.205 0.12
Nov 30, 2015
Oct 10, 2010
July 20, 2014
Dec 17, 2010
Sep 17, 2011
July 6, 2012
Sep 24, 2012
July 15, 2013
Sep 7, 2013
July 20, 2014
Jul 19, 2015
Jan 5, 2016
July 19, 2015
July 27, 2016
Oct 5, 2016
July 21, 2017
Jan 14, 2018
Aug 10, 2018
Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil
Ms. Elizabeth Williams	2,388 50,000 54,487 50,000 1.194 25,000 27,244 50,000 159,849 200,000 450,000	0.78 0.72 0.78 0.26 0.30 0.30 0.30 0.30 0.33 0.22 0.12	Jul 20, 2014 Nov 17, 2014 July 19, 2015 Nov 30, 2015 July 20, 2014 Nov 17, 2014 July 19, 2015 Jan 5, 2016 July 27, 2016 July 21, 2017 Aug 10, 2018	Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil
Dr. Saeid Babaei	150,000 150,000 450,000	0.22 0.19 0.12	July 21, 2017 Feb 4, 2018 Aug 10, 2018	Nil Nil Nil
Dr. Yoon Lee	5,544 11,580 17,250 18,856 27,244 27,585 50,000 50,000 140,833 150,000 150,000 450,000	0.30 0.30 0.30 0.30 0.30 0.30 0.26 0.30 0.33 0.22 0.19 0.12	Oct 10, 2010 Sep 17, 2011 July 6, 2012 July 15, 2013 July 20, 2014 July 19, 2015 Nov 30, 2015 Jan 5, 2016 July 27, 2016 July 21, 2017 Feb 4, 2018 Aug 10, 2018	Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil

(1)	These amounts are calculated based on the difference between the market value of the securities underlying the options at the end of the year ($.075), and the exercise price of the options.

    The options granted to the Named Executive Officers during the year ended May 31, 2009 vest contingently upon the achievement of corporate objectives that the Compensation Committee has deemed to be the value drivers of Shareholder value.  These stock options vest 50% upon the achievement of the stated objectives, 25% on the next anniversary and 25% on the second anniversary.

Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the financial year ending May 31, 2009:

Name and Principal Position	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)

Dr. Aiping Young President and Chief Executive Officer, Former Chief Operating Officer	Nil	Nil	112,320
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	Nil	Nil	4,935
Dr. Saeid Babaei Vice President Business Development	Nil	Nil	23,670
Dr. Yoon Lee Vice President Research	Nil	Nil	19,080

(1)	For all options vesting during the year, exercise prices at both the year end and on the date of vesting were greater than the market value of the securities underlying the options.

PENSION PLAN BENEFITS

The Corporation does not provide pension plan benefits to its Named Executive Officers or employees of the Corporation.

TERMINATION AND CHANGE OF CONTROL BENEFITS

If the employment agreements of the Named Executive Officers are terminated by the Corporation other than for cause, Dr. Young shall be entitled to 18 months plus one additional month for each year of employment under the agreement in lieu of notice (currently approximately 20 months or $540,000), Dr. Babaei and Dr. Lee shall be entitled to a notice period equal to 4 months plus one additional month for each year of employment, to a maximum of 12 months (currently approximately 6 months or $78,000 for Dr. Babaei and 12 months or $132,000 for Dr. Lee) and Ms. Williams shall be entitled to the greater of one month and the applicable notice entitlement under employment legislation in the event of termination (currently approximately 5 months or $33,000).  If the employment agreements are terminated by the Corporation other than for cause, then all unexercised stock options then held by each are governed by the terms of the 2003 Stock Option Plan.  Further, if there is a change of control of the Corporation, Dr. Young’s employment, within 18 months of a change of control of Lorus, is terminated without cause or if she terminates the agreement with good reason as defined in the agreement, then she is entitled to receive the equivalent of two years' of her basic salary plus one month salary for each year under the agreement (currently approximately $670,000), plus an annual bonus prorated over the severance period (based on the bonus paid in respect of the last completed fiscal year).  All Named Executive Officers will also be entitled to benefits coverage for the severance period or a cash payment in lieu thereof

COMPENSATION OF DIRECTORS

The following table details the compensation received by each Director for the year ended May 31, 2009:

Name	Fees earned ($)	Share-based awards ($)	Option- based awards ($)(4)	All Other Compensation ($)	Total Compensation ($)

Mr. Herbert Abramson	34,500	Nil	7,500	Nil	42,000
Mr. Kevin Buchi(1)(2)	7,000	Nil	Nil	Nil	7,000
Dr. Denis Burger(2)	81,100	Nil	15,000	Nil	96,100
Ms. Susan Koppy(1)(2)	6,300	Nil	Nil	Nil	6,300
Mr. Georg Ludwig(2)	36,800	Nil	7,500	Nil	44,300
Mr. Alan Steigrod(1)(2)	7,000	Nil	Nil	Nil	7,000
Dr. Mark Vincent	28,000	Nil	7,500	Nil	35,500
Dr. Jim Wright	28,500	Nil	7,500	30,000(3)	66,000

(1)	Kevin Buchi, Susan Koppy and Alan Steigrod did not stand for election at the Corporation’s annual and special meeting on October 2, 2008.

(2)
Non-Canadian directors were paid in US dollars.  The amounts disclosed above are in Canadian dollars converted from US dollars at rates prevailing at the time of payment (September 29, 2008 - 1US$ = CDN$1.056, January 12, 2009 - 1US$ = CDN$1.237, April 9, 2009 - 1US$ = CDN$1.226)

(3)
Dr. Jim Wright provided the Corporation with consulting services during the year ended May 31, 2009.  This transaction was in the normal course of business and has been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(4)
In determining the fair value of these option awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility of 76%; (iii) risk free interest rate of 2.0%; and (iv) no dividend yield.

During the fiscal year ended May 31, 2009, each director who was not an officer of the Corporation was entitled to receive 150,000 stock options (the Chair received 300,000) and, at their election, Shares, deferred share units and/or cash compensation for attendance at the board of directors of the Corporation committee meetings. Compensation consisted of an annual fee of $15,000 (the Chair received $35,000) and $1,500 per Board meeting attended ($4,500 to the Chair of a Board meeting). Members of the Audit Committee received an annual fee of $8,000 (the Chair received $10,000). Each member of the Compensation Committee and Corporate Governance and Nominating Committee received an annual fee of $5,000 per committee.  There have not been any changes to the fees from the prior year.  Non-executive directors are reimbursed for any out-of pocket travel expenses incurred in order to attend meetings.

On October 2, 2008, stock options to purchase 900,000 Shares at a price of $0.08 per share expiring October 1, 2018 were granted, in aggregate, to our directors. These options vested 50% upon issuance and the remaining 50% will vest after one year. In addition, Lorus reimbursed the directors for expenses incurred in attending meetings of the Board and committees of the Board.

Directors are entitled to participate in our Deferred Share Unit Plan. See “Equity Compensation Plans  - Directors' and Officers' Deferred Share Unit Plan”.  None of our directors participated in this plan in the years ended May 31, 2008 or 2009.

Incentive Plan Awards

Outstanding Share-Based Awards and Option Based Awards

The following table sets forth for each Director, other than Named Executive Officers who are Directors, all option-based and share-based awards outstanding at May 31, 2009:

Option-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (2)
Mr. Herbert Abramson	50,000 100,000 150,000	$0.22 $0.205 $0.08	Sept 18, 2017 Jan 14, 2018 Oct 1, 2018	Nil Nil Nil
Mr. Kevin Buchi(1)	50,000 50,000 50,000 50,000 50,000 50,000 100,000	$0.63 $1.03 $0.72 $0.68 $0.30 $0.22 $0.205	Jan 2, 2010 Jan 2, 2010 Jan 2, 2010 Jan 2, 2010 Jan 2, 2010 Jan 2, 2010 Jan 2, 2010	Nil Nil Nil Nil Nil Nil Nil
Dr. Denis Burger	100,000 200,000 300,000	$0.22 $0.205 $0.08	Sep 18, 2017 Jan 14, 2018 Oct 1, 2018	Nil Nil Nil
Ms. Susan Koppy(1)	50,000 100,000	$0.22 $0.205	Jan 2, 2010 Jan 2, 2010	Nil Nil
Mr. Georg Ludwig	50,000 50,000 100,000 150,000	$0.30 $0.22 $0.205 $0.08	Sep 20, 2016 Sep 18, 2017 Jan 14, 2018 Oct 1, 2018	Nil Nil Nil Nil
Mr. Alan Steigrod(1)	30,000 30,000 30,000 20,000 50,000 50,000 50,000 50,000 50,000 100,000	$1.84 $1.47 $0.57 $0.63 $1.03 $0.72 $0.68 $0.30 $0.22 $0.205	Jan 2, 2010 Jan 2, 2010 Jan 2, 2010 Jan 2, 2010 Jan 2, 2010 Jan 2, 2010 Jan 2, 2010 Jan 2, 2010 Jan 2, 2010 Jan 2, 2010	Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil
Dr. Mark Vincent	50,000 100,000 150,000	$0.22 $0.205 $0.08	Sept 18, 2017 Jan 14, 2018 Oct 1, 2018	Nil Nil Nil
Dr. Jim Wright	50,000 50,000 100,000 150,000	$0.30 $0.22 $0.205 $0.08	Sep 20, 2016 Sep 18, 2017 Jan 14, 2018 Oct 1, 2018	Nil Nil Nil Nil

(1)	Kevin Buchi, Susan Koppy and Alan Steigrod did not stand for election at the Corporation’s annual and special meeting on October 2, 2008.

(2)	These amounts are calculated based on the difference between the market value of the securities underlying the options at the end of the year ($.075), and the exercise price of the options.

Value Vested or Earned During the Year

The following table sets forth for each director the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the financial year ending May 31, 2009.

Name	Option-based awards - Value vested during the year ($) (2)
Mr. Herbert Abramson	750
Mr. Kevin Buchi(1)	Nil
Dr. Denis Burger	1,500
Ms. Susan Koppy(1)	Nil
Mr. Georg Ludwig	750
Mr. Alan Steigrod(1)	Nil
Dr. Mark Vincent	750
Dr. Jim Wright	750

(1)	Kevin Buchi, Susan Koppy and Alan Steigrod did not stand for election at the Corporation’s annual and special meeting on October 2, 2008.

(2)
For those directors granted options, the options granted on October 2, 2008 vested 50% upon grant.  The grant price was the closing price on the TSX the day prior to grant - October 1, 2008 or $0.08 the price on vesting.  The value upon vesting arose as the closing share price on October 2, 2008 was $0.09 therefore the options were $0.01 in the money on the day of vesting.  Each of the directors had 75,000 options vest on October 2, 2008 and the Chair had 150,000 options vest on October 2, 2008.

INDEBTEDNESS

As of, and at all times throughout the fiscal year ended May 31, 2009, there was no indebtedness owing to the Corporation by any employees, officers or directors of the Corporation.  The Corporation did not provide financial assistance to any employees, officers or directors for the purchase of securities in during the year ended May 31, 2009.

On October 6, 2009, the Corporation received a loan by way of a Promissory Note from Herbert Abramson, a director.  The principal amount of $1,000,000 bears interest at a rate of 10% per annum.  Principal and interest are due at maturity, six months from the date the loan was entered into.

AUDIT COMMITTEE INFORMATION

Reference is made to the Annual Information Form of the Corporation for the financial year ended May 31, 2009 for a disclosure of information related to the Audit Committee required under Form 52-110F1 to Multilateral Instrument 52-110 - Audit Committees.  A copy of this document can be found on SEDAR at  www.sedar.com.

DIRECTORS AND OFFICERS' LIABILITY

We purchase and maintain liability insurance for the benefit of directors and officers to cover any liability incurred by such person in such capacities. The policy provides for coverage in the amount of $10,000,000 with a deductible amount of $150,000 (with certain exceptions). For the period June 1, 2008 to May 31, 2009, the premium cost of this insurance was $135,000.

EQUITY COMPENSATION PLAN INFORMATION

Stock Option Plans

The stock option plans were established to advance the interests of Lorus by:

•	Providing Eligible Persons (as defined below) with additional incentives;

•	Encouraging stock ownership by Eligible Persons;

•	Increasing the interest of Eligible Persons in the success of Lorus;

•	Encouraging Eligible Persons to remain loyal to Lorus; and

•	Attracting new Eligible Persons to Lorus.

Our original stock option plan was established in 1993 pursuant to our 1993 Stock Option Plan (the “1993 Plan”); however, due to significant developments in the laws relating to share option plans and our then future objectives, in November 2003 we created the 2003 Stock Option Plan (the “2003 Plan”), ratified by our Shareholders, pursuant to which all future grants of stock options would be made.

The Compensation Committee as authorized by the Board administers our stock option plans (collectively the “Stock Option Plans”).

The 1993 Plan

Under the 1993 Plan, options were granted to directors, officers, consultants and employees of the Corporation or its subsidiaries (“Eligible Persons”). The total number of options issued under the 1993 Plan is 1,094,071. This represents 0.4% of the Corporation's issued and outstanding capital as at October 26, 2009. There were no further option grants made under the 1993 Plan after November 2003. Therefore, no further options are issuable under the 1993 Plan. The total number of Shares issuable under actual grants pursuant to the 1993 Plan is 1,094,071 being 0.4% of the Corporation's issued and outstanding capital as at October 26, 2009.

The number of Shares issuable to insiders, at any time, under the 1993 Plan and any other compensation arrangement of the Corporation cannot exceed 10% of the issued and outstanding Shares of the Corporation. The number of shares issued to insiders, within any one year period, under the 1993 Plan and any other compensation arrangement of the Corporation cannot exceed 10% of the issued and outstanding Shares of the Corporation. The maximum percentage of Shares reserved for issuance to any one person is 5% of the issued and outstanding Shares of the Corporation. The exercise price of options granted under the 1993 Plan was established by the Board on the basis of the closing market price of Shares of the Corporation on the TSX on the last trading day preceding the date of grant. If such a price was not available, the exercise price was to be determined on the basis of the average of the bid and ask for the Shares on the TSX on the date preceding the date of grant. The Board determined the vesting period of options at the time of granting the option. The term of options granted under the 1993 Plan and outstanding as of October 7, 2004 is 10 years from the date of grant.

If an option holder ceases to be an officer, director, continuing consultant or employee of the Corporation or a subsidiary, each unexpired, vested option may be exercised within three months of the date of cessation. In the event of the death of an optionee, each unexpired, vested option may be exercised within nine months of the option holder's date of death.

Options granted under the 1993 Plan are not transferable. Currently, the 1993 Plan may be amended by the Board subject to regulatory approval in certain circumstances.

The 2003 Plan

Under the 2003 Plan, options may be granted to Eligible Persons. At October 26, 2009, the total number of options outstanding under the 2003 Plan is 19,560,922 representing 7.6% of the Corporation's issued and outstanding capital. Options to purchase up to an additional 17,896,458 Shares, being 7.0% of Shares issued and outstanding, remain available for grant under the 2003 Plan. The total number of Shares issuable under the 2003 Plan is 37,457,380. This represents 14.6% of the Corporation's issued and outstanding capital as at October 26, 2009.  The total number of options issued under the 2003 Plan combined with those issued under the 1993 Plan and shares issued under the ACP, if adopted, will not exceed 15% of the Shares issued and outstanding at any time.

The maximum number of Shares reserved for issuance to insiders, at any time, under the 2003 Plan and any other compensation arrangement of the Corporation is 10% of the issued and outstanding Shares of the Corporation. The maximum number of Shares that may be issued to insiders, at any time, under the 2003 Plan and any other compensation arrangement of the Corporation within a 12 month period is 10% of the issued and outstanding Shares of the Corporation. The maximum number of Shares reserved for issuance to any one person is 5% of the issued and outstanding Shares of the Corporation. The exercise price of options granted under the 2003 Plan is established by the Board and will be equal to the closing market price of the Shares on the TSX on the last trading day preceding the date of grant. If there is no trading on that date, the exercise price will be the average of the bid and ask on the TSX on the last trading date preceding the date of grant. If not otherwise determined by the Board, an option granted under the 2003 Plan will vest as to 50% on the first anniversary of the date of grant of the option and an additional 25% on the second and third anniversaries after the date of grant. The Board fixes the term of each option when granted, but such term may not be greater than 10 years from the date of grant.

If an option holder is terminated without cause, resigns or retires, each option that has vested will cease to be exercisable thee months after the option holder's termination date. Any portion of an option that has not vested on or prior to the termination date will expire immediately. If an option holder is terminated for cause, each option that has vested will cease to be exercisable immediately upon the Corporation's notice of termination. Any portion of an option that has not vested on or prior to the termination date will expire immediately.

Options granted under the 2003 Plan are not assignable.

Currently, the Board may amend the 2003 Plan subject to regulatory approval, provided that the Board may not make the following amendments without the approval of Shareholders:

•	an amendment to the maximum number of Shares reserved for issuance under the 2003 Plan and under any other security based compensation arrangement of the Corporation;
•	a reduction in the exercise price for options held by insiders;
•	an extension to the term of options held by insiders; and
•	an increase in the 10% limits on grants to insiders.

 During the period June 1, 2008 to May 31, 2009, options to purchase 5,124,000 Shares were granted under the 2003 Plan at exercise prices between $0.08 and $0.12 per Share. During the year ended May 31, 2009, we granted options to employees, other than executive officers of the Corporation, to purchase 1,374,00 Shares, being 27% of the total incentive stock options granted during the year to employees, executive officers and directors.

Employee Share Purchase Plan

In November 2004, the Board adopted the Employee Share Purchase Plan (“ESPP”), effective January 1, 2005. For the year ended May 31, 2009 a total of 239,118 Shares had been purchased by employees and named executive officers under the ESPP at prices per share between $0.04 and $0.07 per Share and a weighted average purchase price of $0.055. During the year ended May 31, 2009, under the ESPP, Named Executive Officers as a group purchased 34,237 Shares at a weighted average purchase price of $0.07 per Share and employees, excluding named executive officers, as a group purchased 204,881 Shares at an average exercise price of $0.05 per Share. The purpose of the ESPP is to assist the Corporation to retain the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Corporation. The ESPP provides a means by which employees of the Corporation and its affiliates may purchase Shares at a 15% discount through accumulated payroll deductions. Eligible participants in the ESPP include all employees, including executive officers, who work at least 20 hours per week and are customarily employed by the Corporation or an affiliate of the Corporation for at least six months per calendar year. Generally, each offering is of three months' duration with purchases occurring every quarter. Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of Shares under the ESPP.

Directors' and Officers' Deferred Share Unit Plan

We have a deferred share unit plan for directors and officers (the “Deferred Share Unit Plan”). Under the Deferred Share Unit Plan, participating directors (“Participating Directors”) may elect to receive either a portion or all of their annual fees for acting as a director (“Annual Fees”) from us in deferred share units. Under the Deferred Share Unit Plan, the Compensation Committee may at any time during the period between the annual meetings of our Shareholders, in its discretion recommend the Corporation credit to each participating director who has elected under the terms of the Deferred Share Unit Plan, the number of units equal to the gross amount of the Annual Fees to be deferred divided by the fair market value of the Shares. The fair market value of the Shares is determined as the closing price of the Shares on the TSX on the day immediately preceding such recommendation by the Compensation Committee or such other amount as determined by the Board and permitted by the stock exchanges or other market(s) upon which the Shares are from time to time listed for trading and by any other applicable regulatory authority (collectively, the “Regulatory Authorities”).

In addition, the Participating Directors may elect under the Deferred Share Unit Plan to receive deferred share units in satisfaction for meeting fees earned by the Participating Directors as a result of attendance at meetings of the Board held between the annual meetings of our Shareholders by the credit to each Participating Director of the number of units equal to the gross amount of the meeting fees to be deferred divided by the fair market value of the Shares, being the closing price of the Shares on the TSX on the day immediately preceding the recommendation by the Compensation Committee or such other amount as determined by the Board and permitted by the Regulatory Authorities.

The Deferred Share Unit Plan is administered by the Board (in consultation with the Compensation Committee) and, subject to regulatory requirements, may be amended by the Board without Shareholder approval. When a Participating Director ceases to hold the position of director and is no longer otherwise employed by us, the Participating Director receives either (a) a lump sum cash payment equal to the number of deferred share units held multiplied by the then fair market value of the Shares on the date of termination, or (b) the number of Shares that can be acquired in the open market with the amount described in (a), either case being subject to withholding for income tax. The Board may terminate the Deferred Share Unit Plan any time before or after any allotment or accrediting of deferred share units thereunder.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain details as at the end of the fiscal year of Lorus, ended May 31, 2009 with respect to compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

	Number of Shares to be issued upon exercise of outstanding options (a)			Number of Shares remaining available for future issuance under the equity compensation plans (Excluding Securities reflected in Column (a)) (c)		Total Stock Options outstanding and available for Grant (a) + (c)
Plan Category	Number	% of Shares outstanding	Weighted- average exercise price of outstanding options (b)	Number	% of Shares outstanding	Number	% of Common shares outstanding

Equity compensation plans approved by Shareholders	16,873,000	6.6%	$0.29	21,648,000	8.4%	38,521,000	15.0%

Equity compensation plans not approved by Shareholders (October 26, 2009)	20,655,000	8.0%	$0.25	17,896,000	7.0%	38,551,000	15.0%

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since June 1, 2006 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth above under the headings “Statement of Executive Compensation” and “Voting Securities and Principal Holders of Voting Securities”, during the financial year of the Corporation ended May 31, 2009, no director, proposed director, officer, or associate of a director, proposed director or officer nor, to the knowledge of our directors or officers, after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all Shares outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of the Corporation, nor do any such persons have a material interest, direct or indirect, in any proposed transaction of the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of Lorus. The Board believes that sound corporate governance practices are essential to contributing to the effective and efficient decision-making of management and the Board and to the enhancement of Shareholder value.  The Board and management believe that Lorus has a sound governance structure in place for both management and the Board.  Of particular note Lorus has:

•	Established a written mandate of the Board;

•	Established a written charter for the Audit Committee;

•	Established a written charter for the Compensation Committee;

•	Established a written charter for the Corporate Governance Committee;

•	Established a written Disclosure and Insider Trading Policy; and

•	Established a written Code of Ethics.

Effective June 30, 2005, National Instrument 58-101  - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201  - Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers, including Lorus, to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to National Instrument 52-110  - Audit Committees (“NI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. The required disclosure under NI 58-101 is attached hereto as Appendix “C”.

2010 SHAREHOLDER PROPOSALS

For the next annual meeting of Shareholders of Lorus, Shareholders must submit any proposal that they wish to raise at that meeting on or before May 10, 2010.

ADDITIONAL INFORMATION

Additional information relating to us, including our most current annual information form (together with documents incorporated therein by reference), our financial statements for the financial year ended May 31, 2009, the report of the auditors thereon, management's discussion and analysis of our financial condition and results of operations for fiscal 2009 and our interim financial statements for periods subsequent to the end of our last financial year, can be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. For any documents relating us filed on SEDAR prior to the July 10, 2007 (the date of reorganization of the Corporation), please refer to the public documents for Global Summit Real Estate. Copies of those documents are available upon written request to the Director of Finance of Lorus, upon payment of a reasonable charge where applicable. Our financial information is provided in our consolidated financial statements for the year ended May 31, 2009 and management's discussion and analysis of our financial condition and results of operations for year ended May 31, 2009.

DIRECTORS' APPROVAL

The contents and sending of this Circular have been approved our directors.

(signed) AIPING YOUNG
President and CEO

APPENDIX A
2009 ALTERNATE COMPENSATION PLAN
LORUS THERAPEUTICS INC.

ARTICLE 1
PURPOSE AND INTERPRETATION

1.1 Purpose
The purpose of this Plan is to advance the interests of Lorus by (i) encouraging its Plan Participants to acquire Shares thereby increasing the proprietary interests of such persons in Lorus and aligning the interests of such persons with the interests of Lorus’ shareholders generally; and (ii) preserving Lorus’ resources while meeting Lorus’ obligations to Directors and Senior Management Employees.

1.2 Administration
(a)
The Board or a Committee of the Board duly appointed for this purpose by the Board and consisting of not less than 2 Directors will administer this Plan. If a Committee is appointed for this purpose, all references to the term “Board” will be deemed to be references to the Committee.

(b)	Subject to the limitations of this Plan, the Board in its sole and absolute discretion, but subject to applicable corporate securities and tax law requirements, has the authority:

(2)	to grant Shares to Plan Participants under the Plan;

(3)	to determine the terms, including the limitations, restrictions and conditions, if any, upon such grants;

(4)
to interpret this Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to this Plan as it may from time to time deem advisable, subject to required prior approval by any applicable regulatory authority; and

(5)
to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable. The Board’s guidelines, rules, regulations, interpretations and determinations will be conclusive and binding upon all parties.

(c)	The Board has the authority to appoint a Plan Administrator to administer the Plan and provide periodic updates and summaries to the Board.

1.3 Interpretation
For the purposes herein, the following terms have the meanings ascribed thereto as follows:
(a)	“Board of Directors” or “Board” means the board of Directors of Lorus;

(b)	“Committee” means a committee of the Board of Lorus;

(c)	“Shares” means the common shares in the capital of Lorus;

(d)	“Director” means a person who is elected or appointed as a director of Lorus from time to time;

(e)	“Insider” means:

(i)	an insider as defined in the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary; and

(ii)	an associate, as defined in the Securities Act (Ontario), of any person who is an Insider by virtue of (i) above;

(f)	“Lorus” means Lorus Therapeutics Inc.;

(g)	“Management Director” means a Director of Lorus who is also a Senior Management Employee;

(h)	“Non-Management Director” means a Director who is not otherwise an officer or employee of Lorus;

(i)	“Options” means an option to purchase securities of Lorus issued by Lorus from treasury;

(j)	“Plan” means this incentive compensation plan;

(k)
“Plan Administrator” means the Director of Finance or other such employee of Lorus having the authority of the Board to administer the Plan and received “Notice of Intention to Receive Shares in lieu of Cash” or “Notice to Receive Shares from the Plan” and cause to be issued such shares;

(l)	“Plan Participant” means a Director or Senior Management Employee of Lorus;

(m)	“Remuneration” means amounts paid to Plan Participants defined in paragraph 2.2 Plan Participants’ Remuneration that is not an Option;

(n)
“Senior Management Employee” means an employee of Lorus who is an officer of Lorus, holds the title “Director” as is currently defined in Lorus’ job descriptions or determined at the discretion of Lorus’ President and Chief Executive Officer; and

(o)
“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan, restricted share plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more Participants;

Words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine.

This Plan is to be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.4 Shares Available for Issuance
The maximum number of Shares available to be issued under the Plan when combined with all other Share Compensation Arrangements is 15% of Lorus’ issued and outstanding Shares at any given time.

ARTICLE 2

ALTERNATIVE COMPENSATION PLAN

2.1 Voluntary Plan Participation
Participation and the Plan is voluntary at the option of the Director or Senior Management Employee and, should they become a Plan Participant, the amount of Remuneration to be received in Shares in lieu of cash is solely at their discretion.

2.2 Plan Participants’ Remuneration
The Compensation Committee of the Board has approved remuneration for each Non-Management Director whereby Each Non-Management Director receives an annual retainer and fees for providing services on a quarterly or per-meeting basis that is paid in cash and is granted Options to purchase Shares.  Non-Management Directors also receive reimbursement for any out-of-pocket travel expenses incurred in order to attend meetings and may, with Board approval, provide consulting services for a fee to Lorus from time-to-time. Management Directors of Lorus are not currently entitled to compensation for attending meetings of the Board or Committees.  Senior Management Employees are remunerated through a combination of salary, performance-based Options and an annual bonus.

2.3 Issuance of Shares
The Plan Participants may elect to receive up to 100% of their Remuneration in Shares in lieu of cash compensation.

2.4 Calculation of Number of Shares to be Issued
The number of Shares to be issued in lieu of cash compensation shall be determined based on the following

Remuneration to be received in Shares in lieu of cash divided by the closing weighted average Share price for the five (5) trading days prior to payment date.

The payment date shall be the later of: (a) the date prescribed in the Notice to Receive Shares in Lieu of Cash, as defined below, and (b) the day following any blackout or quiet period as defined the Lorus’ Disclosure and Trading Policy or subject to any trading restrictions there under.

2.5 Notice to Receive Shares in Lieu of Cash Remuneration
Plan Participants may at anytime provide notice to the Plan Administrator of their intention to receive some or all of their Remuneration in Shares.  Such notice as provided in Appendix A and may provide for a one-time or ongoing receipt of Remuneration in Shares.  An ongoing receipt shall define the frequency and amount of Remuneration to be received in Shares and may be revoked by the Plan Participant at any time by providing written notice to the Plan Adminstrator.

2.6 Notice to Withdraw Shares
Plan Participants may at anytime provide notice of their desire to receive some or all of their Shares accumulated under the Plan upon providing written notice to the Plan Administrator.  Such notice as provided in Appendix B.  Upon receipt of notice, the Plan Administrator shall provide such shares on the latter of five (5) business days following receipt of notice or the date specified in the notice.

2.7 First Trade of Shares
Shares received by Plan Participants under the Plan shall be subject to blackout, quite period or trading restrictions as defined in Lorus’ Disclosure and Trading Policy and subject to any hold or other restricted periods set out in securities and other legislation.

2.8 Fluctuation in Share Price
No amount will be paid to, or in respect of, a Plan Participant under the Plan to compensate for a downward fluctuation in the price of the Shares nor will any other form of benefit be conferred upon, or in respect of, a Plan Participant for such purposes.

ARTICLE 3
GENERAL AND ADMINISTRATION
3.1 Non-Exclusivity
Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Director or Senior Management Employee of Lorus, subject to any required regulatory or shareholder approval.

3.2 Cessation of Entitlement under the Plan
Upon ceasing to become a Director or Senior Management Employee such Plan Participant will no longer be eligible to receive Shares under this Plan and any amounts owing to such Director shall be paid without reference to the Plan.

3.3 Amendment and Termination
(a)
The Board may, at any time and from time to time, amend, suspend or terminate the Plan without shareholder approval, provided that no such amendment, suspension or termination may be made without obtaining any required approval of any regulatory authority or stock exchange.

(b)	Notwithstanding the provisions of Section 3.3(a), the Board may not, without the approval of the shareholders of the Corporation, make amendments to the Plan for any of the following purposes:

(i)	to increase the maximum number of Shares issuable under the Plan; or

(ii)	to amend the provisions of this Section 3.3(b).

3.4 Limits with respect to Insiders
For the purposes of this Section 3.4,

(a)
a share compensation arrangement (“Share Compensation Arrangement”) means any stock option, stock plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(b)
holders of non-voting and subordinate voting shares, must be entitled to vote with the holders of any class of shares of the Corporation which otherwise carry greater voting rights, on a basis proportionate to their respective residual equity interests in the Corporation;

(c)	any entitlement to acquire Shares granted pursuant to the Plan or any other Share Compensation Arrangement prior to the grantee becoming an Insider is to be excluded;

(d)
the number of Shares outstanding is to be determined on the basis of the number of Shares outstanding at the time of the reservation or issuance, as the case may be, excluding Shares issued under the Plan or under any other Share Compensation Arrangement over the preceding one-year period.

Subject to this Section 3.4,

(a)
the maximum number of Shares that may be reserved for issuance to Insiders pursuant to the Plan and any other previously established or proposed Share Compensation Arrangement is 10% of the number of Shares outstanding;

(b)
the maximum number of Shares that may be issued to Insiders under the Plan and any other previously established or proposed Share Compensation Arrangement within a one-year period is 10% of the number of Shares outstanding;

(c)
the total number of Shares which may be reserved for issuance to any one individual under the Plan shall not exceed 5% of the total number of issued and outstanding Shares (on a non-diluted basis), including Shares reserved for issuance under employee stock option plans, options for services and employee stock purchase plans.

If a proposed Share Compensation Arrangement, together with all of the Corporation’s other previously established or proposed Share Compensation Arrangements, could result, at any time, in the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the outstanding issue, the Share Compensation Arrangement must be approved by a majority of the votes cast at the shareholders’ meeting other than votes attaching to securities beneficially owned by Insiders.

3.5 Compliance with Legislation; Governing Law
The obligation of Lorus to issue and deliver Shares in accordance with this Alternative Compensation Plan is subject to applicable securities law, stock exchange or market on which the Shares trade, any trading black-out periods prescribed by Lorus and the receipt of any approvals that may be required from any regulator or market having jurisdiction over the securities of Lorus. If Shares cannot be issued by Lorus hereunder for any reason whatsoever, the obligation of Lorus to issue such Shares shall be suspended until such time as it is practicable for Lorus to issue such Shares. The Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.

3.6 Effective Date
This Plan will become effective immediately upon approval of the Board, subject to any required regulatory and shareholder approval.

3.7 Record Keeping
The Plan Administrator shall maintain a register in which shall be recorded:

(a)	the name and address of each Plan Participant; and
(b)	the number of Shares issued to all Plan Participants in this Plan.

A summary of the transactions under the Plan shall be provided to the Board at each quarterly meeting of the Board and the Board shall, confirm, ratify and approve the issuance of such shares at each meeting.

APPENDIX A (to ACP)
LORUS THERAPEUTICS INC.
2009 ALTERNATIVE COMPENSATION PLAN

NOTICE TO RECEIVE SHARES IN LIEU OF CASH REMUNERATION

TO:	Lorus Therapeutics Inc. (the “Corporation”) 2 Meridian Road Toronto, Ontario M9W 4Z7 Attention: Plan Administrator

RE:	Notice to receives Share in lieu of cash Remuneration

I, hereby, give notice that I wish to participate in the 2009 Alternative Compensation Plan (the “Plan”) as follows:

1.	One-time receipt of Shares in lieu of cash:

In accordance with the Plan, I would like to receive the following Remuneration amount in Shares of the Corporation:

Remuneration Type:	Amount of Remuneration	Expected payment date	Amount in lieu of cash ($ or %)

OR

2.	Ongoing receipt of Shares in lieu of cash

In accordance with the Plan, I would like to receive the following the following Remuneration amounts in Shares of the Corporation:

Remuneration Type:	Amount of Remuneration	Expected payment dates/frequency	Amount in lieu of cash ($ or %)

I am resident at the address set out below; I have received a copy of the Plan; I confirm that I am eligible under the Plan and am agreeing to be bound by all terms of those agreements.  I understand that I may revoke my ongoing receipt of Shares in lieu of cash at any time.

All capitalized terms used in this exercise and subscription form and not otherwise defined have the meanings given to them in the Plan.

Signature:
Name (print):
Address:

Date:

APPENDIX B (to ACP)
LORUS THERAPEUTICS INC.
2009 ALTERNATIVE COMPENSATION PLAN

NOTICE TO WITHDRAW SHARES
TO:	Lorus Therapeutics Inc. (the “Corporation”) 2 Meridian Road Toronto, Ontario M9W 4Z7 Attention: Plan Administrator

RE:	Notice to withdraw Share from the Alternative Compensation Plan

I, hereby, give notice that I wish to withdraw Share to which I am entitled under the 2009 Alternative Compensation Plan (the “Plan”) as follows:

In accordance with the Plan, I would like to receive the following Remuneration amount in Shares of the Corporation:

Number of Shares to withdraw (All or specify an amount)	Requested Receipt Date (If not immediate)

I am resident at the address set out below; I have received a copy of the Plan; I confirm that I am eligible under the Plan and am bound by all terms of those agreements.  I understand that my receipt of Shares and ability to trade such shares are subject to the terms of the Corporation’s Disclosure and Trading Policy.

All capitalized terms used in this exercise and subscription form and not otherwise defined have the meanings given to them in the Plan.

Signature:
Name (print):
Address:

Date:

Share delivery instructions:

APPENDIX B

SHARE CONSOLIDATION RESOLUTION

RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1)	The Corporation is hereby authorized to amend its articles of incorporation to provide that:

A. the authorized capital of the Corporation is altered by consolidating all of the issued and outstanding common shares (“Shares”) of the Corporation without par value on the basis of a consolidation ratio to be selected by the Corporation’s Board of Directors, in its sole discretion, provided that (i) the ratio may be no smaller than one post-consolidation Share for every 10 (ten) pre-consolidation Shares and no larger than one post-consolidation Share for every 50 (fifty) pre-consolidation Shares, and (ii) the number of pre-consolidation Shares in the ratio must be a whole number of Shares;

B. in the event that the consolidation would otherwise result in the issuance of a fractional share, no fractional share shall be issued and such fraction will be rounded down to the nearest whole number; and

C. the effective date of such consolidation shall be the date shown in the certificate of amendment issued by the Director appointed under the Canada Business Corporations Act or such other date indicated in the articles of amendment provided that, in any event, such date shall be prior to November 30, 2010;

(2)
Any director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute, or to cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such other documents and instruments, and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to carry out the intent of this special resolution, including, without limitation, the determination of the effective date of the consolidation and the delivery of articles of amendment in the prescribed form to the Director appointed under the Canada Business Corporations Act, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

(3)
Notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval of or notice to the shareholders of the Corporation, to revoke this special resolution at any time before the Director issues a certificate of amendment.

APPENDIX C

Corporate Governance Practices

Lorus Therapeutics Inc. (the “Corporation”) is committed to sound and comprehensive corporate governance policies and practices and is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with National Policy 58-201  - Corporate Governance Guidelines (“NP 58-201”), and National Instrument 52-110  - Audit Committees (“NI 52-110”).

Board of Directors

The board of directors of the Corporation (the “Board”) encourages sound and comprehensive corporate governance policies and practices designed to promote the ongoing development of the Corporation.

Composition of the Board

The Corporation's Board is currently composed of six directors, and the proposed Board will be composed of six directors, a majority of whom are independent directors. An “independent” board member, as further defined in NI 52-110, means that such member has no “material relationship” with the issuer. A “material relationship” is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's judgment.  Each year the board reviews the composition of the board and assesses whether a board member is “independent”.

Director	Independent

Herbert Abramson	Yes
Denis Burger	Yes
Georg Ludwig	Yes
Mark Vincent	Yes
Jim A. Wright	Yes
Aiping Young	No

Aiping Young, the President and Chief Executive Officer (“CEO”) of the Corporation, is not an independent director by virtue of her role on the Corporation's management team.

The following table outlines other reporting issuers that Board members are directors of:

Director	Reporting Issuer

Herbert Abramson	St Andrew Goldfields Ltd.
Denis Burger	Trinity Biotech plc BioCurex, Inc.
Georg Ludwig	-
Mark Vincent	-
Jim A. Wright	-
Aiping Young	-

The independent directors hold meetings as a matter of routine after each Board meeting, without the presence of non-independent directors and members of management. There were four meetings of the independent directors in the financial year ended May 31, 2009.

Denis Burger, the chair of the Board (the “Chair”) is an independent director.

The Chair provides leadership to the Board in discharging its mandate and also assists the Board in discharging its stewardship function, which includes (i) working to ensure a strong, effective, well-balanced and representative membership of the Board and its committees, (ii) ensuring that committees are working effectively, (iii) ensuring the integrity of management, (iv) evaluating, together with the Compensation Committee and Nominating and Corporate Governance Committee, the President and CEO and corporate performance, and (v) ensuring the Board receives timely and accurate information before, during and after Board meetings.

The following table illustrates the attendance record of each director for all board meetings held for the fiscal year ended May 31, 2009.

Director	Meetings Attended
Herbert Abramson	9 of 9
J.Kevin Buchi(1)	4 of 5
Denis Burger	9 of 9
Susan Koppy(1)	5 of 5
Georg Ludwig	9 of 9
Alan Steigrod(1)	5 of 5
Mark Vincent	8 of 9
Jim A. Wright	9 of 9
Aiping Young	9 of 9

(1)         Did not stand for re-election at the October 2, 2008 annual and special meeting.

Board Mandate

The Board has adopted a mandate in which it explicitly assumes responsibility for stewardship of the Corporation. The Board is mandated to represent the shareholders to ensure appropriate succession planning is in place, select the appropriate CEO, assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports. A copy of the Board Mandate is attached hereto as Appendix D.

Position Descriptions

The Board has developed written position descriptions, which are reviewed annually, for the Chair and the chairs of each of the audit committee, the compensation committee, the corporate governance and nominating committee and the environment, health and safety committee. The CEO also has a written position description that has been approved by the Board and is reviewed annually.

Orientation and Continuing Education

It is the mandate of the Corporate Governance and Nominating Committee to ensure that a process is established for the orientation and education of new directors that addresses the nature and operation of the Corporation's business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Corporation expects from its directors).

With respect to the continuing education of directors, the Corporate Governance and Nominating Committee ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Corporation's business remains current.

Ethical Business Conduct

The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the directors, officers and employees of the Corporation and each of its subsidiaries. Additionally, consultants and agents for the Corporation are expected to abide by the Code.

The Corporate Governance and Nominating Committee regularly monitors compliance with the Code and ensures that management of the Corporation encourages and promotes a culture of ethical business conduct.  A copy of the Code may be found at www.SEDAR.com under the Corporation’s public profile.

The Corporation has developed a Disclosure and Insider Trading Policy that covers “whistle blowing” and provides an anonymous means for employees and officers to report violations of the Code or any other corporate policies.

The Board has not granted any waiver of the Code in favour of a director or officer of the Corporation.

Conflicts of Interest

The Corporate Governance and Nominating Committee monitors the disclosure of conflicts of interest by directors and ensures that no director will vote or participate in a discussion on a matter in respect of which such director has a material interest.

Nomination of Directors

It is the mandate of the Corporate Governance and Nominating Committee to identify and recommend qualified candidates for the Board. In assessing whether identified candidates are suitable for the Board, the Corporate Governance and Nominating Committee considers: (i) the competencies and skills considered necessary for the Board as a whole; (ii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Board; and (iii) whether nominees can devote sufficient time and resources to his or her duties as a member of the Board. In addition, the Corporate Governance and Nominating Committee assesses the participation, contribution and effectiveness of the individual members of the Board on an annual basis. All members of the Corporate Governance and Nominating Committee are independent in accordance with the mandate of the Corporate Governance and Nominating Committee.

Compensation

The Compensation Committee is responsible for reviewing and recommending to the Board the compensation of: (i) the directors, (ii) the Chair of the Board, (iii) the chairs of the Corporation's committees, and (iv) the senior officers. In addition, the Compensation Committee reviews and makes recommendations to the Board regarding the corporate goals and objectives, performance and compensation of the CEO on an annual basis and is responsible for reviewing the recommendations of the CEO regarding compensation of the senior officers.

In addition, the Compensation Committee reviews and recommends changes to the compensation of the members of the Board based on a comparison of peer companies and issues relevant to the Corporation. The Compensation Committee also reviews and makes recommendations regarding annual bonus policies for employees, the incentive-compensation plans and equity-based plans for the Corporation and reviews executive compensation disclosure before the Corporation publicly discloses this information.

Further information pertaining the compensation of directors and officers can be found in this Circular under the heading “Statement of Executive Compensation”.

Assessments

It is the Board's mandate, in conjunction with the Corporate Governance and Nominating Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Board on an annual basis. The Board also monitors the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management.

APPENDIX D

LORUS THERAPEUTICS INC.

BOARD MANDATE

Purpose

The board of directors (the “Board”) of Lorus Therapeutics Inc. (the “Corporation”) is responsible for the proper stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.

Membership and Reporting

1.
A majority of the directors of the Board will be independent as defined by National Instrument 58-101  - Disclosure of Corporate Governance Practices (“NI 58-101”), U.S. securities laws and applicable stock exchange rules. The Board will have no more than the maximum set out in the Corporation’s articles and by-laws, which maximum number the Board will reassess from time to time having consideration for the particular needs of the Corporation.

2.
Appointments to the Board will be reviewed on an annual basis. The Corporate Governance and Nominating Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

3.	The chair of the Board (the “Chair”) will be an independent director and will be appointed by a vote of the Board on an annual basis.

4.	The Board will report to the shareholders of the Corporation.

Terms of Reference

Meetings

1.	The Board will meet as required, but at least once quarterly.

2.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.

Meeting Preparation and Attendance

3.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

(a)	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and

(b)	attend each meeting in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.

Corporate Planning and Performance

4.	The Board will:

(a)	adopt a strategic planning process and approve a strategic plan each year; and

(b)	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.

In establishing corporate performance objectives, the Board will:

(a)
ensure that it has adequate opportunity and information available to it to gain knowledge of the business and the industry sufficient to make fully informed decisions and to adopt meaningful and realistic long-term and short-term strategic objectives for the Corporation. This may include the opportunity for the Board to meet from time to time with industry, medical and scientific experts in related fields of interest;

(b)	ensure that effective policies and processes are in place relating to the proper conduct of the business, the effective management of risk and the values to be adopted by the Corporation; and

(c)	ensure that appropriate and effective environmental and occupational health and safety policies are in place, are operational and are supported by adequate resources.

5.	The Board will:

(a)	ensure the integrity of the Corporation's financial reporting and internal control and disclosure policies and processes;

(b)	review the Corporation's quarterly and year-end audited financial statements;

(c)	review annual audit plans and findings and monitor the implementation of audit recommendations;

(d)	ensure that the Board has available to it any independent external advice that may be required from time to time; and

(e)	implement, or delegate the implementation of measures for receiving feedback from stakeholders.

Risk Management and Ethics

6.	The Board will:

(a)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;

(b)	identify and document the financial risks and other risks that the Corporation faces in the course of its business and ensure that such risks are appropriately managed; and

(c)	adopt a disclosure policy.

Shareholder Communication

7.
The Board will ensure that effective communication and disclosure policies are in place between the Board and the Corporation's shareholders, other stakeholders and the public. The Board will determine, from time to time, the appropriate criteria against which to evaluate performance against shareholder expectations and will set corporate strategic goals and objectives within this context. The Board will regularly review its criteria for the evaluation of shareholder expectations to ensure that they remain relevant to changing circumstances.

Supervision of Management

8.	The Board will:

(a)	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation;

(b)	ensure that the CEO is appropriately managing the business of the Corporation;

(c)	ensure appropriate succession planning is in place (including appointing, training and monitoring senior management), in particular with respect to the CEO position;

(d)	establish corporate objectives for the CEO annually and evaluate the performance of the CEO against these corporate objectives;

(e)	consider and approve major business initiatives and corporate transactions proposed by management; and

(f)	ensure the Corporation has internal control and management information systems in place.

Management of Board Affairs

9.	The Board will:

(a)
ensure that an appropriate governance structure is in place, including a proper delineation of roles and clear authority and accountability among the Board, Board committees, the CEO and the Chief Financial Officer (or its functional equivalent);

(b)	develop a process for the orientation and education of new members of the Board;

(c)	support continuing education opportunities for all members of the Board;

(d)	in conjunction with the Corporate Governance and Nominating Committee, assess the participation, contributions and effectiveness of the Chair, and individual Board members on an annual basis;

(e)	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(f)	ensure that Board meetings operate effectively, agendas are focused on the governance role of the Board, and that the Board is able to function independently of management when required;

(g)
ensure that effective governance policies are in place regarding the conduct of individual directors and employees, including but not limited to, policies relating to insider trading and confidentiality and conflict of interest;

(h)	establish the committees of the Board it deems necessary or as required by applicable law to assist it in the fulfillment of its mandate; and

(i)	disclose on an annual basis the mandate, composition of the Board and its committees.